K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 26, 2018
VIA EDGAR
Mr. Jeff Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:          Symmetry Panoramic Trust (File Nos. 811-23334 and 033-224164)
Registration Statement on Form N-1A
Dear Mr. Foor:
The following are responses by and on behalf of the Symmetry Panoramic Trust (“Registrant”) to the comments received from you on May 15, 2018, regarding the Registration Statement on Form N-1A (“Registration Statement”) for the Symmetry Panoramic Alternatives Fund (“Alternatives Fund”), Symmetry Panoramic Global Equity Fund (“Global Equity Fund”), Symmetry Panoramic Global Fixed Income Fund, Symmetry Panoramic International Equity Fund, Symmetry Panoramic Municipal Fixed Income Fund (“Municipal Fixed Income Fund”), Symmetry Panoramic Tax Managed Global Equity Fund, Symmetry Panoramic U.S. Equity Fund and Symmetry Panoramic U.S. Fixed Income Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018.  Your comments and the Registrant’s responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”).  Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.
1.
With respect to each Fund that reflects a fee waiver and/or expense reimbursement in its fee table, confirm that the fee waiver or expense reimbursement will extend for at least one year from the effective date of the Funds’ Registration Statement.

The Registrant confirms that any fee waiver and/or expense reimbursement reflected in a Fund’s fee table will extend for at least one year from the effective date of the Funds’ Registration Statement.

2.	In the preamble to the Example for each Fund, please note that the Example reflects the fee waiver for the periods reflected in the table.

The Registrant has made the requested change.

Securities and Exchange Commission
July 26, 2018

3.
The Staff notes the disclosure that “The Adviser may add additional Sub-Advisers at its discretion”; however, the Trust has not applied for exemptive relief to do so. Please clarify this supplementally and refer to later comments below.

The Registrant intends to file an exemptive application with the SEC seeking permission for Symmetry Partners, LLC (“Symmetry Partners”), the Funds’ investment adviser, to hire and fire sub-advisers and amend sub-advisory agreements without seeking shareholder approval, subject to certain conditions.

4.	The Staff notes that each Fund may at times invest more than 25% of its total assets in one Underlying Fund. To the extent the comment applies to each of the Funds:

A.	Please explain how the Fund will comply with Section 12(d) under the Investment Company Act of 1940 Act.

The Funds currently intend to invest in Underlying Funds in excess of the limits in Section 12(d)(1)(A) and (B) of the Investment Company Act of 1940 (the “1940 Act”) in reliance on (1) Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder, and (2) individual exemptive orders obtained by certain of the Underlying Funds permitting the Funds to invest in the Underlying Funds in excess of the limits in Section 12(d)(1)(A) and (B), subject to certain conditions, including entering into Participation Agreements with such Underlying Funds.

The Registrant also intends to file an exemptive application with the SEC in the near future seeking its own individual exemptive order permitting the Funds to invest in shares of Underlying Funds in excess of the limitations set forth under Sections 12(d)(1)(A) and (B).  If and when such an order is granted by the SEC, the Funds intend to rely on that order in connection with investments in Underlying Funds that exceed the limits in Section 12(d)(1)(A) and (B).  The Registrant also may rely on other relevant exemptions, where applicable.

B.	Please confirm that to the extent that a Fund invests more than 25% of its assets in an Underlying Fund, the Fund will name the Underlying Fund in the Registration Statement (i.e. sticker).

The Registrant confirms that to the extent that a Fund invests more than 25% of its assets in an Underlying Fund, the Fund will name the Underlying Fund in the Registration Statement.

Securities and Exchange Commission
July 26, 2018

5.
With respect to the Alternatives Fund, the Staff notes that the Fund’s investment objective is to seek positive long-term absolute returns.  Please define “absolute returns” in the Fund’s principal investment strategy.

The Registrant has revised the Fund’s principal investment objective as set forth below.  The new disclosure that has been added in response to the Staff’s comment is underlined.

Investment Objective: The Fund seeks positive long-term absolute returns. An “absolute return” is a positive total return over the long-term, regardless of market conditions or general market direction.

6.
With respect to the Alternatives Fund, please confirm whether it will invest in private funds (e.g. 3(c)(1) and 3(c)(7) funds).  If yes, please confirm that the Fund will limit its investments in private funds to no more than 15% of the Fund’s assets at the time of acquisition.

The Registrant confirms that the Alternatives Fund currently does not intend to invest in private funds.  Should the Fund seek to invest in private funds at some future date, the Registrant confirms that the Fund will limit its investments in private funds to no more than 15% of the Fund’s assets at the time of acquisition.

7.
With respect to the Funds’ use of derivatives, please confirm compliance with the Division of Investment Management letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, and clarify whether derivatives are used for hedging or speculative purposes. This response may depend on whether the exposure to derivatives is direct or indirect through Underlying Funds.

The Registrant believes that the Registration Statement discloses the specific uses and risks of the derivatives in which the Funds will invest and is consistent with the Letter from Barry D Miller Associate Director Division of Investment Management SEC to Karrie McMillan General Counsel Investment Company Institute dated July 30 2010.

8.	For each Fund that uses derivatives, consider adding “Leveraging Risk” as a principal investment risk.

The Registrant notes that, with the exception of the Alternatives Fund, the Funds will not use derivatives for leverage.  The Registrant also notes that “Leveraging Risk” is disclosed as a principal investment risk for the Alternatives Fund.

9.	With respect to the Global Equity Fund, the Staff notes that “Financial Sector Risk” is listed as a principal risk, please include corresponding disclosure in the Fund’s principal investment strategy.

Securities and Exchange Commission
July 26, 2018

The Registrant has revised the Global Equity Fund’s principal investment strategy as set forth below.  The new disclosure that has been added in response to the Staff’s comment is underlined.

Principal Investment Strategies

Paragraph 1:

The Fund is a diversified multi-strategy fund that seeks to achieve its investment objective primarily by implementing factor styles that the Fund's investment adviser, Symmetry Partners, LLC (“Symmetry” or the “Adviser”), believes have the potential to produce positive returns before fees over time. Under normal circumstances, the Fund will invest, directly or indirectly, at least 80% of its net assets in equity securities of U.S. and foreign companies. The Fund primarily will invest in shares of registered, open-end investment companies and exchange-traded funds ("ETFs") (collectively, "Underlying Funds") that are principally invested in the equity securities of U.S. companies, foreign companies in developed markets and/or companies located in emerging markets. In addition to Underlying Funds that are principally invested in companies located in the United States, the Fund also will generally be invested in Underlying Funds who are principally invested in at least three foreign countries. Under normal market conditions, the Fund will invest significantly (at least 40% of its net assets unless market conditions are not deemed favorable, in which case the Fund will invest at least 30% of its net assets), either directly or indirectly, in companies organized, located or doing a substantial amount of business in three or more countries outside the United States. The Underlying Funds generally will purchase the stocks and other equity securities directly or through sponsored or unsponsored depositary receipts. The Fund does not target a specific market capitalization and may invest in Underlying Funds focusing on different segments of the equity markets, including large ("large-cap "), mid (“mid-cap”), small ("small-cap") and micro-capitalization ("micro-cap") equity securities that the Adviser believes offer the prospect of long-term capital appreciation. The Fund may also invest in Underlying Funds that primarily invest in U.S. and foreign real estate investment trusts (“REITs”). Although the Adviser and direct investments focus on the broad market in terms of market capitalization, the Fund’s investments in Underlying Funds may be overweight to mid-cap, small-cap and micro-cap securities relative to their market weight. These companies generally are considered by the Adviser to be those whose market capitalizations are within the lower 25% of market capitalization of the MSCI ACWI IMI Index.  The Underlying Funds also may invest in companies in the financial sector.

Securities and Exchange Commission
July 26, 2018

Paragraph 7:

AQR generally invests its allocated portion of the Fund in equity securities of U.S. and non-U.S. companies, including non-U.S. companies in both developed and emerging markets. AQR’s investments in U.S. companies will generally be in large-cap companies, which for U.S. companies AQR generally considers to be those companies with market capitalizations within the range of the Russell 1000® Index at the time of purchase. As of May 11, 2018, the market capitalization of the companies in the Russell 1000 Index ranged from $2.5 billion to $926.9 billion. The size of companies in the Russell 1000 Index may change with market conditions or due to changes in the composition of the Index. AQR’s investments in non-U.S. developed markets will generally be in large-cap companies, which for non-U.S. developed market companies AQR generally considers to be those companies with market capitalizations within the range of the MSCI World ex-U.S. Index at the time of purchase. As of May 31, 2018, the market capitalization of the companies in the MSCI World ex-U.S. Index ranged from $874.6 million to $235.5 billion. The size of companies in the MSCI World ex-U.S. Index may change with market conditions or due to changes in the composition of the Index. AQR’s investments in emerging markets will generally be in equity securities of large-cap and mid-cap companies, which for emerging market companies AQR generally considers to be those companies with market capitalizations within the range of the MSCI Emerging Markets Index at the time of purchase. As of May 31, 2018, the market capitalization of the companies in the MSCI Emerging Markets Index ranged from $187.6 million to $290.0 billion. The size of companies in the MSCI Emerging Markets Index may change with market conditions or due to changes in the composition of the Index. Although AQR does not limit its investments to any one country, AQR may invest in any one country without limit. AQR may also invest directly in equity index futures, forward foreign currency contracts, foreign currencies, ETFs and depositary receipts. AQR also may invest in the financial sector.

10.	For each Fund that lists “High Portfolio Turnover Risk” as a principal risk (e.g., Municipal Fixed Income Fund), please include corresponding disclosure in the Fund’s principal investment strategy.

The Registrant has revised the principal investment strategy for each Fund by adding the following sentence to the end of the first paragraph under “Principal Investment Strategies” for each Fund:

Certain Underlying Funds also may engage in strategies that require heightened turnover, and the Adviser may not consider portfolio turnover a limiting factor in making decisions for the Fund.

11.	With respect to the Municipal Fixed Income Fund, the Staff notes that “U.S. Government Securities Risk” is listed as a principal risk. Please confirm whether

Securities and Exchange Commission
July 26, 2018

this is a principal risk to the Fund (as opposed to an Underlying Fund) and if so, please include corresponding disclosure in the Fund’s principal investment strategy.

The Registrant confirms that U.S. Government Securities Risk is a principal risk to the Municipal Fixed Income Fund due to its investments in Underlying Funds.   The Registrant has revised the principal investment strategy for the Fund as set forth below.  The new disclosure that has been added in response to the Staff’s comment is underlined.

Principal Investment Strategies

The Fund is a diversified multi-strategy fund that seeks to achieve its investment objective primarily by implementing a market-based factor approach to fixed income that the Fund's investment adviser, Symmetry Partners, LLC (“Symmetry” or the “Adviser”), believes has the potential to produce positive returns before fees over time. Under normal circumstances, the Fund will, directly or indirectly, invest at least 80% of its assets in, or derive at least 80% of its income from, securities that are exempt from regular federal income tax and may subject the investors to alternative minimum tax. The Fund will invest in shares of registered, open-end investment companies and exchange-traded funds ("ETFs") (collectively, "Underlying Funds") that invest in long-term, intermediate and short-term municipal bonds. The Underlying Funds may also be invested in short-term municipal money market fund securities. The Underlying Funds may also be invested in obligations of the U.S. government and of U.S. government agencies.  The Fund may also invest a portion of its assets in high-yield (lower rated) municipal debt instruments, which may be investment grade or below investment grade (also known as “junk bonds”). The Fund does not seek to maintain any particular weighted average maturity or duration, and may invest in Underlying Funds that hold fixed income instruments of any maturity or duration. The Fund may also invest a portion of its assets directly in fixed income securities.

12.	The Staff notes the disclosures that Registrant and Symmetry Partners LLC will apply for exemptive relief to hire and fire sub-advisers without shareholder approval.

A.	Please include a statement that the exemptive application will be subject to the SEC’s approval and that there is no assurance that the application will be approved.

The Registrant has revised the disclosure as set forth below.  The new disclosure that has been added in response to the Staff’s comment is underlined.

The Trust and the Adviser will be applying for an exemptive order from the Securities and Exchange Commission (“SEC”) that would permit Symmetry, subject to certain conditions, and without the approval of shareholders to: (a) employ a new Sub-

Securities and Exchange Commission
July 26, 2018

Adviser for a Fund pursuant to the terms of a new investment sub-advisory agreement, in each case either as a replacement for an existing Sub-Adviser or as an additional Sub-Adviser; (b) change the terms of any investment sub-advisory agreement in a way that would otherwise require the approval of shareholders; and (c) continue the employment of an existing Sub-Adviser on the same sub-advisory contract terms where a contract has been terminated because of an assignment of the contract, including, potentially, a change in control of the Sub-Adviser. In such circumstances, shareholders would receive notice of such action, including information concerning the new Sub-Adviser. Generally, the Funds’ Board of Trustees must approve any new sub-advisory agreements implemented in reliance on the exemptive order.  The application for exemptive relief will be subject to approval by the SEC and there is no assurance that the application will be approved.

B.	Consider also adding the same statement to each Fund’s Summary Prospectus.

The Registrant has added the following disclosure to the Summary Prospectus for each Fund that currently will have a sub-adviser:

With respect to the portion of assets managed directly by a Sub-Adviser, the Fund utilizes a “multi-manager” approach whereby the Fund’s assets are allocated to one or more Sub-Advisers, in percentages determined at the discretion of the Adviser. Each Sub-Adviser acts independently from the others and utilizes its own distinct investment style. However, each Sub-Adviser must operate within the constraints of the Fund’s investment objective, strategies and restrictions. The Trust and the Adviser will be applying for an exemptive order from the Securities and Exchange Commission (“SEC”) that would permit Symmetry, subject to certain conditions, and without the approval of shareholders, to hire and fire sub-advisers. The application for exemptive relief will be subject to approval by the SEC and there is no assurance that the application will be approved.   At this time, AQR Capital Management, LLC (“AQR”) is the sole Sub-Adviser to the Fund.  Subject to the approval of the exemptive application, the Adviser may add additional Sub-Advisers at its discretion.

The Registrant has added the following disclosure to the Summary Prospectus for each Fund that currently does not have a sub-adviser:

The Trust and the Adviser will be applying for an exemptive order from the Securities and Exchange Commission (“SEC”) that would permit Symmetry, subject to certain conditions, and without the approval of shareholders, to hire and fire sub-advisers. The application for exemptive relief will be subject to approval by the SEC and there is no assurance that the application will be approved. Subject to the approval of the exemptive application, the Adviser could allocate assets of the Fund to an investment sub-adviser to manage directly in the future. With respect to any portion of assets managed directly by a sub-adviser, the Fund utilizes a “multi-manager” approach

Securities and Exchange Commission
July 26, 2018

whereby the Fund’s assets will be allocated to one or more sub-advisers, in percentages determined at the discretion of the Fund’s Adviser. Each sub-adviser acts independently from the others and utilizes its own distinct investment style in investing in selecting securities. However, each sub-adviser must operate within the constraints of the Fund’s investment objective, strategies and restrictions.

13.
In the Statement of Additional Information, with respect to the Funds’ investment restrictions, please clarify that each Fund will consider the concentration policies of any Underlying Funds in determining the Fund’s compliance with its concentration policy.  This may be included as a separate narrative disclosure.

The Registrant has added the following disclosure as a separate narrative following the Funds’ investment restrictions:

With respect to the Funds’ investment restriction relating to concentration, a Fund will consider an Underlying Fund’s exposure to a particular industry when considering whether to invest in the Underlying Fund.  However, the Funds will not review the portfolio holdings of an Underlying Fund on a daily basis.

14.
In the Statement of Additional Information, with respect to the Funds’ investment restrictions, please clarify that the exception for a Fund to “concentrate to approximately the same extent that its Index concentrates” applies only to index funds.

The Registrant has revised the disclosure as set forth below.  The new disclosure that has been added in response to the Staff’s comment is underlined.

5. Concentration. Each Fund may not purchase any security (other than U.S. Government Securities or securities of other investment companies) if as a result more than 25% of the Fund’s total assets, taken at market value at the time of investment, would be invested in the securities of issuers whose principal business activities are in the same industry, except that a Fund or Underlying Fund, which has a principal investment strategy to track an index (“Index”), may concentrate to approximately the same extent that its Index concentrates in the securities of such particular industry or group of related industries.

* * * *

Securities and Exchange Commission
July 26, 2018

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9351.
Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:          John A. Mooney
   Symmetry Partners, LLC

FUND SUMMARIES
Symmetry Panoramic US Equity Fund
Investment Objective: The Fund seeks long-term capital appreciation.
Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) for Shares Held Less Than One Year (as a % of original purchase price)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(3)	0.55%
Distribution (12b-1) and Service Fees	None
Other Expenses(1)	0.23%
Acquired Fund Fees and Expenses(2)	0.19%
Total Annual Fund Operating Expenses	0.97%
Fee Waivers and/or Expense Reimbursements(3)	(0.30)%
Total Annual Fund Operating Expenses After Expense Waiver and/or Expense Reimbursement	0.67%

(1)	Based on estimated amounts for the current fiscal year.
(2)	“Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
(3)
Effective [XX, 2018] the Fund’s investment adviser, Symmetry Partners, LLC (“Symmetry” or the “Adviser”), has contractually agreed to waive its management fee until at least [XX 2019] so that the aggregate management fee retained by the Adviser with respect to the Fund after payment of sub-advisory fees does not exceed 0.25% of the Fund’s average net assets. The Adviser also has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least [XX, 2019] to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses such as litigation expenses) will not exceed 0.48% of average daily net assets of the Fund. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser. This fee waiver/expense reimbursement is subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits..

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as shown in the table above and remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:
	1 Year	3 Years
Class I	$68	$279